Exhibit 99.1

FOR IMMEDIATE RELEASE

Uranium Royalty Announces CLOSING of SUBSCRIPTION RECEIPT PrIVATE PLACEMENT

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – May 1, 2026 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) has closed its previously announced private placement of subscription receipts of the Company (the “Subscription Receipts”) to Uranium Energy Corp. (“UEC”) at a price of US$3.64 per Subscription Receipt, for aggregate gross of US$40 million.

As disclosed in the Company’s news release dated April 16, 2026, each Subscription Receipt will automatically convert into one common share in the capital of URC (“URC Shares”) upon all escrow release conditions set out in the subscription agreement and the subscription receipt indenture being satisfied, including the conditions precedent to the Company’s previously announced arrangement to combine with entities owning a 92% interest in Sweetwater Royalties from funds managed by Orion Resource Partners LP and the Ontario Teachers’ Pension Plan (the “Arrangement”) and shareholder approval of the Arrangement at the Company’s special meeting of shareholders.

The subscription funds will be held in escrow pending satisfaction of the escrow release conditions. Upon such satisfaction, the escrowed funds will be released immediately prior to the closing of the Arrangement and conversion of the Subscription Receipts will occur immediately prior to such closing. In the event that the escrow release conditions are not satisfied prior to the outside date of the Arrangement, or the Arrangement is terminated, the Subscription Receipts will expire and UEC will be entitled to the return of the subscription amount.

Immediately prior to its acquisition of the Subscription Receipts, UEC had beneficial ownership, and control and direction of 17,978,364 URC Shares, representing approximately 12.27% of the 146,592,507 URC Shares issued and outstanding as of the date hereof on a non-diluted basis. Immediately after the acquisition of the Subscription Receipts, and assuming the conversion of all of the Subscription Receipts, UEC beneficially owned, and had control and direction of, 28,967,375 URC Shares (including 10,989,011 URC Shares underlying the Subscription Receipts), representing approximately 18.40% of the 157,471,518 URC Shares issued and outstanding as of such date on a non-diluted basis.

The acquisition of Subscription Receipts by UEC as described above is for investment purposes. UEC will continue to monitor the business, prospects, financial condition and potential capital requirements of the Company. Depending on its evaluation of these and other factors, UEC may from time to time in the future decrease or increase, directly or indirectly, its ownership, control or direction over securities of the Company through market transactions, private agreements, subscriptions from treasury or otherwise, or may in the future develop plans or intentions relating to any of the other actions listed in paragraphs (a) through (k) of Item 5 of Form 62-103F1 – Required Disclosure under the Early Warning Requirements.

UEC has filed an early warning report under the Company’s profile on SEDAR+ accessible at www.sedarplus.ca in connection with the foregoing acquisition under NI 62-103. To obtain more information or a copy of such report, please contact Josephine Man, Chief Financial Officer of the UEC, at the contact details listed below.

All ownership percentages herein are based upon the number of outstanding URC Shares as of the date of the acquisition of the Subscription Receipts. UEC’s U.S. corporate headquarters address is 500 North Shoreline Boulevard, Suite 800N, Corpus Christi, Texas, 78401 and its Canadian corporate headquarters address is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2. URC’s head office is located at 1830 – 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium.

Forward-Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the terms of the Offering and the expected completion and use of proceeds thereof, which ultimately remains the subject of the Company’s discretion. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. Forward-looking statements include, but are not limited to statements with respect to the satisfaction of the escrow release conditions in respect of the Subscription Receipts; the anticipated conversion of the Subscription Receipts into URC Shares; the release of escrowed funds; and the completion and timing of the Arrangement. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward- looking information, including, without limitation, risks inherent to royalty companies, any inability to satisfy the conditions of the Arrangement, market conditions, share price, uranium price volatility and risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

SOURCE Uranium Royalty Corp.

For further information: Scott Melbye - Chief Executive Officer, Email: smelbye@uraniumroyalty.com; Investor Relations: Toll Free: 1.855.396.8222, Email: info@uraniumroyalty.com, Website: www.UraniumRoyalty.com; Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2, Phone: 604.396.8222